                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Snyder Communications
                                                  Commission File No.: 333-43362

The following are materials prepared by Havas Advertising for a conference call with investors and analysts on August 10, 2000. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

                           [LOGO OF HAVAS ADVERTISING]

                                 Conference Call
                                 August 10, 2000

Safe Harbor Statement

"FORWARD LOOKING INFORMATION

This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation is set forth in the Registration Statement on Form F-4 of Havas Advertising on file with the SEC (Commission File No. 333-43362. Investors will be able to obtain these documents free of charge at the SEC's web site, www.sec.gov.

FINANCIAL ACCOUNTING STANDARDS

All financial information given in this presentation concerning Havas Advertising is presented according to French Generally Accepted Accounting Standards, or estimations based on internal management accounts."

Agenda
--------------------------------------------------------------------------------

1.    Strategy and Organization

      o     Overview
      o     Havas Advertising in 1999
      o     The New Havas Advertising
                  -     Snyder Acquisition
                        -     Strategy
                        -     Financial Analysis and Status Update
      o     The New Organization Division by Division
      o     Havas Advertising Objectives for 2000

2.    Havas Advertising 1st Half 2000

      o     Gross Income
      o     New Business
      o     Acquisitions

3.    French and US Filings

      o     Merger Process
      o     Financial Highlights
      o     Legal Structure and Topics
      o     Pro forma Income Statement for the Combined Group
      o     Number of Shares Issues
      o     Accounting Treatment and Adjustments
      o     Resulting Shareholder Structure
      o     Investment Highlights

                           [NUMBER 1 ENCLOSED IN LOGO]

                             Strategy & Organization

Havas Advertising
Investment Highlights
--------------------------------------------------------------------------------

      o     Creating the world's 4th largest communications group*

      o     Optimizing geographic footprint/product mix

      o     Balance and richness of client base

      o     Successful execution/integration of acquisitions

      o     Strong financial position to fund growth

      o Management stability and depth to support global growth and expansion

----------
*Pro forma estimated 1999 Gross Income including Snyder, source Advertising Age April 2000

                           [LOGO OF HAVAS ADVERTISING]
                                HAVAS ADVERTISING

                               Alain de Pouzilhac
                                 Jacques Herail


EURO RSCG           C CAMPUS            MEDIA PLANNING      diversified agencies
WORLDWIDE                               GROUP

Bob Schmettarer     Ed Eskandarian*     Fernando Rodes      Jean-Michel Carlo

New York            Boston*             Madrid              Paris

Europe              USA                 Europe              Europe
North America       Europe              North America       North America
APAC                LATAM               LATAM
LATAM

                    A decentralized and multicultural company

----------
*After Closing

                            Havas Advertising in 1999

1999: An Outstanding Year
--------------------------------------------------------------------------------

Gross Income                        +38,2%

EBIT                                +50,9%

EBIT/GI                              12,5%

NI bef. Extraord, & GW(1)           +37,7%

Fully diluted EPS                   +17,5%

Dividend                            +15,4%

----------
(1) Group share

1999: Productivity Ratios
--------------------------------------------------------------------------------

(% of GI)                                1998                             1999
---------                              ------                           ------
Personnel expenses                      57,3%                            56,6%

Other expenses                          30,8%                            30,8%

Exceptional items                        0,5%                             0,2%

EBITDA                                  14,7%                            15,9%

EBIT                                    11,4%                            12,5%

Nb. Of employees(1)                     8 451                           11 967

----------
(1) Average FTE

1999: Industry Comparisons
--------------------------------------------------------------------------------

                       Gross Income Growth
                               99/98                     EBIT
                       --------------------             Growth       EBIT/GI
                       Organic        Total              99/98          99
                       -------        -----              -----          --

OMNICOM                   NA           20%               28,8%        14,1%

INTERPUBLIC               9%          14,9%              16,9%        16,4%

WPP                       8%          13,3%              19,0%        13,4%

Y&R                     10,4%         12,8%              28,4%        12,1%

HAVAS ADVERTISING       12,7%         38,2%              50,9%        12,5%

Sources: company data and Broker estimates

1999: Strong New Business Growth
--------------------------------------------------------------------------------

Principal New Clients

o     EURO RSCG Worldwide:

      Air France*, Telefonica*, Novartis*, Parke Davis*, Hallmark, Midas, GlaxoWellcome (3 wins), Alberto Culver, Budget Rental Car,
      Santander Financial

o     CAMPUS:

      Alcatel*, Dreamcast

o     MEDIA PLANNING GROUP:

      Airtel*, One Tel*, Retevision*, Bayer, Carrefour Continent

o     DIVERSIFIED AGENCIES GROUP:

      Liberty Surf, Virgin Net, Virgin Atlantic, Sky TV

----------
* Global/Multinational

1999: Strong New Business Growth
--------------------------------------------------------------------------------

Major Dot Com Wins

o ask.com, jcrew.com, intel.com, BOL.com, latribune.fr, excite.com.au, nomad.fr, fimatex.fr, wineplanet.com.au, alladvantage.com, Rocket ebook, lipitor.com, doubleclick.com, brandwise.com, cadeau.fr, empleo.com, metrocuadrado.com, worldlyinvestor.com, to2.com, jaldi.com, crisil.com, planet1.com, infoeuro.com, quest4law.com, Go4i.com, zipahead.com, bidorbuy.com, Zdnet.com, Xcommerce.com, styleNet.com, peugeotbank.de, citroenbank.de, Berlin.de, xerix.com, amazon.co.uk, AVL.com, cahoot.com

1999 Acquisition Track Record
--------------------------------------------------------------------------------

                             [BAR GRAPH WITH ARROW]

                             1998              20

                             1999              88

                         Number of companies acquired
                               Key Growth Driver

1999: Dynamic External Growth
--------------------------------------------------------------------------------

o     88 companies acquired

o     (Euro) 225 M additional Gross Income

o     (Euro) 290 M on a pro forma full year basis

o     For a total investment of (Euro) 269 M

1999: Dynamic External Growth (Gross Income)
--------------------------------------------------------------------------------

o     Divisional Breakdown of Acquisitions(1)

      EURO RSCG                48%
      CAMPUS                    4%
      MPG                      25%
      DAG                      23%

o     Regional Breakdown of Acquisitions(1)

      EUROPE                   62%
      USA                      23%
      APAC                      4%
      LATAM                    10%

o     Breakdown of Acquisitions by Activity(1)

      Traditional Advertising  27%
      Marketing Services       73%

----------
(1) Estimated on a Full Year Basis, including MPG transaction

1999: Growth by Business Activity
--------------------------------------------------------------------------------

Gross Income(1)

                                    -------------------
Traditional Advertising:                 +  14,9%

                                    -------------------
Marketing Services                       +  51,6%

                                    -------------------
Public Relations:                        + 101,1%

                                    -------------------
Healthcare:                              +  73,3%

                                    -------------------
Media:                                   +  75,9%

                                    -------------------

----------
(1) Estimated contribution to 1999 Gross Income

1999 Growth by Region:
--------------------------------------------------------------------------------

Gross Income(1)

                                      ------------------------------
                                        Like For
                                       Like Basis        Total
                                      ------------------------------
TOTAL                                    +12,7%         +38,2%
      USA                                +13,4%         +39,1%
      Europe                             +10,5%         +34,6%
      of which France                    +10,9%         + 8,1%
               Great Britain             +17,7%         +49,4%
Asia/Pacific                             +14,0%         +48,1%
Latin America                            +45,4%         +78,0%
                                      ------------------------------

----------
(1) Estimations based on management accounts

                            THE NEW HAVAS ADVERTISING

The New Havas Advertising* - Scale
--------------------------------------------------------------------------------

o     Top tier global communications company

o     Decentralized, multicultural strategy

o     Expanded interactive leadership

o 4 divisions, > 250 agencies, approx. 20,000 staff members, 75 countries

----------
* Pro forma estimates including Snyder

The New Havas Advertising* - Growth Targets
--------------------------------------------------------------------------------

o     (Euro) 2.2 billion in gross income

o     50% of gross income from client categories growing at double industry rate

o     Gross income 45% from US

o     Gross income 60% from marketing services

o     EBIT margin to reach 15% by 2001

----------
* Pro forma including Snyder

Snyder Acquisition
--------------------------------------------------------------------------------

o In February, 2000 Havas Advertising announced its agreement to acquire Snyder Communications

                          [Snyder Communications Logo]

    [Arnold Logo] [Bounty SCA Worldwide Logo] [Circle.com Logo] [Brann Logo]

Snyder Acquisition  - A Perfect Strategic Fit
--------------------------------------------------------------------------------

o     Enhanced richness by division

o     Expanded US presence

o     Mix shift to faster growth/higher margin businesses(1)

o     Immediately accretive

o     Client conflicts avoided

o     Senior management continuity

----------
(1) Based on industry estimates

Exceeding Strategic Growth Objectives Ahead of Plan
--------------------------------------------------------------------------------

o     Top 5 ranking worldwide

o     1998 Gross Income doubled to (Euro) 2 billion

o     56+% Marketing Services

o     80+% outside of France

o     40+% in the US                                    ALL EXCEEDED

o     Major Interactive force

o     40+% of client base in most dynamic growth sectors

o     EBIT margin expansion to 14% by 2001

Advertising Communications Group Ranking
---------------------------------------------------------------------------------------------------------

                      Gross Income 1999 in million $                                               billion $
1.    WPP    Ogilvy & Mather/J. Walter Thompson/Young & Rubicam [USA Flag Icon][UK Flag Icon]         6.68

2.    Omnicom    BBDO/DDB/TBWA/Ketchum [USA Flag Icon]                                                5.74

3.    Interpublic    McCann/Lintas + Lowe [USA Flag Icon]                                             5.07

4.    Havas Advertising    Euro RSCG Worldwide/Campus/DAG/MPG [France Flag Icon]                      2.38

5.    Publicis    FCB/Bozell/Saatchi & Saatchi [France Flag Icon]                                     2.16

6.    Dentsu [Japan Flag Icon]                                                                        2.10

7.    B Com 3    Leo Burnett/DMB&B [USA Flag Icon]                                                    1.93

8.    Grey Advertising [USA Flag Icon]                                                                1.57

9.    True North Com  [USA Flag Icon]                                                                 1.48

10.   Cordiant    Lighthouse [UK Flag Icon]                                                           0.87

11.   Hakuhodo [Japan Flag Icon]                                                                      0.82

12.   TMP Worldwide [USA Flag Icon]                                                                   0.51

----------
Source: 2000 Ad Age, 1999 GI
* Pro Forma estimates include Snyder.

                           [LOGO OF HAVAS ADVERTISING]

                               HAVAS ADVERTISING


Bob Schmetterer        Ed Eskandarian    Fernando Rodes     Jean-Michel Carlo

Euro RSCG Worldwide    C Campus          Media Planning     diversified agencies
                                         Group

New York               Boston            Madrid             Paris

Bounty SCA will        Arnold will       The media for      Brann & circle.com
add great Marketing    reinforce Campus  Arnold will        will become the
Services strength      and become the    reinforce Media    leading companies
to Euro RSCG           lead agency of    Planning USA       in the USA for the
Worldwide Overall      the Second                           Diversified
Euro RSCG Marketing    Network                              Agencies Group
Services will now
rank #2 Worldwide.


[Bounty Logo]          [Arnold Logo]     [Arnold Logo]    [circle.com Logo]
                                                            [Brann Logo]

                   A decentralized and multicultural company

Balanced and Rich Client Base . . .
Without Divisional Conflict
--------------------------------------------------------------------------------


[Box Containing Various Company Logos]  Havas Advertising clients


Snyder Communications clients           [Box Containing Various Company Logos]

Major Share of Most Dynamic Client Categories
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
TELECOM          FINANCIAL SERVICES    HIGH-TECH     MEDIA / NEW MEDIA     HEALTHCARE
-------------------------------------------------------------------------------------------------
Cegetel          Abbey National        Alcatel       Amazon.com            American Home Products
France Telecom   American Express      Dell          BMG Entertainment     Bayer
Lucent           Barclays              Intel         Canal +               Bristol Myers Squibb
Worldcom         BNP                   Microsoft     CNN.com               GlaxoWellcome
Telefonica       First US Bank         Phillips      The Independent       Novartis
Vodafone         JP Morgan             Storage Tek   Tom.com               Parke Davis
--------------   KPMG                  ------------  Universal Studios     Pfizer
AT&T             Nasdaq AMEX           AOL.com       ------------------    Rhone Poulenc
Bell Atlantic    Oppenheimer           IBM           Columbia House        Schering Plough
British Telecom  Prudential            Motorola      Disney                Smithkline Beecham
GTE              The Hartford          Myway.com     Ws;.com               ---------------------
InfoSpeed        Wells Fargo           Sony                                Merck
Sprint           ----------------      Yahoo!                              Pharmacia Upjohn
                 Bank of America                                           Roche
                 E trade
                 First National
                 Fleet
                 US Bancorp
-------------------------------------------------------------------------------------------------

Havas Advertising Clients

Snyder Clients

Greater Divisional Balance in Gross
Income(1)
--------------------------------------------------------------------------------

[Pie Chart]

Havas Advertising
        1999

      Euro RSGG Worldwide           66%
      Three other divisions         34%
         Diversified Agencies Group
         Media Planning Group
         Campus

[Pie Chart]

Havas Advertising + Snyder
        2000

      Euro RSGG Worldwide           52%
      Three other divisions         48%
         Diversified Agencies Group
         Media Planning Group
         Campus

----------
(1) Pro forma estimates

Greater Geographic Balance(1)
--------------------------------------------------------------------------------

[Pie Chart]

Havas Advertising
        1999

      France              24%
      LATAM                5%
      APAC                 5%
      USA                 31%
      Europe              35%

[Pie Chart]

Havas Advertising + Snyder
        2000

      France              16%
      LATAM                3%
      APAC                 3%
      USA                 45%
      Europe              33%

----------
(1) Pro forma estimates

More Attractive Product Mix(1)
--------------------------------------------------------------------------------

[Pie Chart]

Havas Advertising
        1999

      Marketing Services          45%
      Advertising                 55%

[Pie Chart]

Havas Advertising + Snyder
        2000

      Marketing Services          60%
      Advertising                 40%

----------
(1) Pro forma estimates

Marketing Services Leadership
--------------------------------------------------------------------------------
                                  [BAR CHART]
                           Ranked by 1999 Gross Income

--------------------------------------------------------------------------------

                                                                Millions $
--------------------------------------------------------------------------------

Brann Worldwide                                                    479
--------------------------------------------------------------------------------

The Sales Machine Euro RSCG                                        367
--------------------------------------------------------------------------------

OgilvyOne Worldwide                                                318
--------------------------------------------------------------------------------

Draft Worldwide                                                    314
--------------------------------------------------------------------------------

Rapp Collins Worldwide                                             312
--------------------------------------------------------------------------------

Impiric                                                            311
--------------------------------------------------------------------------------

Digitas                                                            187
--------------------------------------------------------------------------------

Carlson Marketing Group                                            184
--------------------------------------------------------------------------------

Grey Direct Marketing Group                                        135
--------------------------------------------------------------------------------

McCann Relationship Marketing                                      122
--------------------------------------------------------------------------------
Source: DMA May 2000

Interactive Leadership
--------------------------------------------------------------------------------

o    Well-positioned in fastest growing segment

       [circle.com logo]   [Euro RSCG Interaction logo]   [Connectworld logo]

o Euro RSCG ranked #1 interactive network among global advertising companies*

o Solid interactive platform across all four operating divisions supporting a strong international client base

o    Circle.com adds significant on-line advertising strengths

----------
* 2000 Adweek Survey, based on 1999 projected revenues

Strengthened Top Management Talent
--------------------------------------------------------------------------------

o   Four new outstanding CEO's committed to continue
o     Ed Eskandarian                    ARNOLD
o     Dennis Eastham                    BRANN
o     Steven Kaplan                     BOUNTY
o     Bob Wilke                         CIRCLE.COM
o     Forty new senior managers

Strong Growth and Profitability Targets
--------------------------------------------------------------------------------

o Targeted growth for each of the 3 Snyder divisions = 15 to 20% per year (organic)

o     Targeted profitability around 15% (EBITA / GI)

o     Strengthening of the interactive capabilities with Circle.com

      -     Tracking stock

      -     Voting control by Havas Advertising

      -     17% retained interest

      -     50% annual growth

      -     EBITDA breakeven targeted for 1Q2001

The [New] Organization:  Division by Division
--------------------------------------------------------------------------------

                           [Havas Advertising Logo]

                               HAVAS ADVERTISING

-----------------------------------------------------------------------------------------------
[Euro RSCG Worldwide      [C Campus logo]   [Media Planning Group   [diversified agencies logo]
logo]                                       logo]

-----------------------------------------------------------------------------------------------
New York                  Boston            Madrid                  Paris

-----------------------------------------------------------------------------------------------
Europe                    USA               Europe                  Europe
North America APAC        Europe            North America           North America
LATAM                     LATAM             LATAM
-----------------------------------------------------------------------------------------------
[Bounty Worldwide logo]   [Arnold logo]     [Arnold Media logo]     [Circle.com logo]
                                                                    [Brann logo]
-----------------------------------------------------------------------------------------------

                    A decentralized and multicultural company

                                 2000 Objectives

2000 Objectives

--------------------------------------------------------------------------------
-     Pro forma Gross Income Growth > 20%

-     Pro Forma Organic Growth > 10%

-     EBIT/GI to reach 15% during the second half of 2001

                           [NUMBER 2 ENCLOSED IN LOGO]

                         Havas Advertising 1st Half 2000

H1 2000: Growth
--------------------------------------------------------------------------------

Gross Income

-     Unadjusted:                   +  38,8%

-     Constant Scope:               +  20,6%

-     Constant Scope and Currency:  +  12,9%

H1 2000: Strong New Business
--------------------------------------------------------------------------------

Net New Business(1)                       Billings
                                       million (Euro)

      Euro RSCG World                        631

      Campus                                  93

      Media Planning Group                   409

      Diversified Agencies Group             205

                TOTAL                      1,338

----------
(1) Management Estimates

H1 2000: Continued Acquisition Growth
--------------------------------------------------------------------------------

o     19 Companies acquired:

      -     Consulting (Meridian - US)

      -     Interactive (Tyee - US)

      -     Marketing Services (Integrated Options - Australia)

      -     Corporate Relations (Middleberg and Kratz & Jensen - US)

      -     Sports Marketing (ISL - France)

                           [NUMBER 3 ENCLOSED IN LOGO]

                               French & US Filings

Merger Process
--------------------------------------------------------------------------------

      o     Antitrust filings (US and Europe) cleared

      o     20 for 1 stock split to prepare for ADR

      o     On track for late September closing

      o     Parallel filings with COB and SEC in process:

              France | COB filing of                     | HA
                     | preliminary                       | EGM
                     | prospectus  |                     | BOARD
                      ------------------------------------------->  Closing late
                     | F-4 draft   | F-4                 | Snyder   September
                 USA | made public | effectiveness order | EGM
                     |             |                     |
                                   |                     |
                                   |                     |
                    August 9, 2000 | [20 trading days    |
                                   | inside a            |
                                   | double-sided hollow |
                                   | arrow]              |

Financial Highlights
--------------------------------------------------------------------------------

      o     Valued at $29.50 per share: $2.1bn in total

      o     Paid in Havas Advertising ADR's to be listed on the Nasdaq National
            Market

      o     Protective collar mechanism

      o     Shareholder lock-up

      o Pooling of interests accounting method under French GAAP (no additional goodwill on the transaction)

      o     Striving for synergies resulting in top line growth and cost savings

Legal Structure
--------------------------------------------------------------------------------

[Diagram of Legal Structure Before] [Diagram of Legal Structure After]

Legal Topics
--------------------------------------------------------------------------------

      o     > 50% shareholder approval required for Snyder

      o     66.7% approval required from voting shareholders for Havas
            Advertising

      o     Structured to be a tax free deal for Snyder shareholders

1999 Proforma Income Statement - French GAAP
--------------------------------------------------------------------------------
(Euro) million
                         Havas advertising               SNC           Proforma
                         -----------------               ---           --------
Gross Income                    1208                     565             1773

EBIT                             151                      84
% EBIT/GI                      12.5%                   14.8%              235

Net Income                        56                      16               72

--------------------------------------------------------------------------------

Number of Shares Issued
--------------------------------------------------------------------------------

Number of shares information presented in French prospectus vs. US F-4 Registration Statement pro forma 1999 accounts(1)

-------------------------------------------------------------------------------------------------------
                               SNC                    Pro forma nb. of           Maximum nb. of Havas
                            Shares &                 Havas Advertising        Advertising ADS Issued in
31st July 2000               Options                   ADS Issued(2)             French prospectus(3)
-------------------------------------------------------------------------------------------------------
Shares Outstanding          72 337 423                  91 984 267                102 386 389
Options

   -  vested                 3 066 775                           -                  4 340 713

   -  unvested               5 203 325                           -                  7 366 786

   -  unallocated              190 000                           -                    268 926

   -  cashed out             3 302 985                  Cashed out                  4 675 045
-------------------------------------------------------------------------------------------------------
Total                       84 100 508                  91 984 267                119 037 859
-------------------------------------------------------------------------------------------------------

----------
(1)   Calculated as if closing had occurred on 1st August 2000

(2) 20-day Havas Advertising average (Euro) 24.71 ($23.20), 20-day $/(Euro) exchange rate 0.9394

(3)   20-day $/(Euro) exchange rate 0.8455

Number of Shares Issued
--------------------------------------------------------------------------------

Number of shares to be used for calculating EPS 2000

New shares ((Euro),4)
(Numbers in Millions. Unaudited)

--------------------------------------------------------------------------------

                            1st Half            Estimated Full Year 2000
--------------------------------------------------------------------------------
                             Havas           Havas       Issued for    Proforma
                          Advertising     Advertising       SNC        HA + SNC
--------------------------------------------------------------------------------
Outstanding at 31/12/99       145,9
Outstanding at 30/06/00       155,1
Basic                         150,0           152,6          92,0        244,5
Fully Diluted(1)              180,1           180,3          97,0        277,3
----------
(1) Assuming application of the Treasury Stock Method, taking actual quarterly share prices for first half and assuming (Euro) 25 in Q3 and (Euro) 25.5 in Q4.

Accounting Treatment
--------------------------------------------------------------------------------

      o Havas Advertising measures its financial performance in French GAAP and will continue to report and communicate accordingly.

      o For the listing of ADRs on the US market, Havas Advertising will file accounts in full US GAAP with the SEC.

Key Reconciliation Themes
(US/French GAAP)
--------------------------------------------------------------------------------

Accounting Adjustments

Impact on 1999 Pro Forma accounts when translated into US GAAP:

     (Euro) million                                                       Gross Income    Net Income
     --------------------------------------------------------------------------------------------------
     1.  Purchase Accounting in US GAAP vs Pooling in French                       -          (52.2)
     2.  New Accounting Treatment on Stock Options in acquired companies           -          (24.0)
     3.  Accounting for Media Planning Group                                    (130)             -
     4.  Acquisition Earn-Out/Buy-Out payments                                     -          (16.9)
     5.  Technical differences, some of which are expected to diminish as a result of convergence in accounting principles:
           -  Deferred tax recognition                                             -           (1.7)
           -  Stock option accounting                                              -           (3.3)
           -  Others                                                              (1)          (8.9)
     6.  Circle.com                                                               33              -

Accounting Adjustments
--------------------------------------------------------------------------------

1.   Purchase Accounting in US GAAP vs Pooling in French

     Gross Income          -

     Net Income         (52.2)

     Due to recent changes in French Generally Accepted Accounting Practices (French GAAP), the Pooling of Interests method may be adopted where at least 90% of a business is acquired in exchange for payment stock. Consequently, under French GAAP, no additional Goodwill will be recognised for the acquisition of Snyder Communications.

     Under US GAAP, the acquisition must be accounted for using the Purchase Accounting method. As of August 1, 2000, this implied the creation of approximately $2.2bn of goodwill, amortized over 40 years.

     (Euro) million

Accounting Adjustments
--------------------------------------------------------------------------------

2.   New Accounting Treatment on Stock Options in acquired companies

     Gross Income       -

     Net Income         (24.0)

     For acquisitions occurring since July 1, 2000, a recent US GAAP accounting change requires that the accumulated intrinsic value of outstanding unvested options at the time of the acquisition be amortized over the vesting life, both retrospectively to the data of allocation and beyond, up until the full vesting of such options.

     (Euro) million

Accounting Adjustments
--------------------------------------------------------------------------------

3.   Accounting for Media Planning Group

     Gross Income       (130)

     Net Income         -

     Due to the fact that Havas Advertising owns 45% and has a majority on the board of Media Planning Group (and is therefore able to exert management control), French GAAP allows Havas Advertising to fully consolidate this subsidiary in its accounts, with the corresponding recognition of a 55% minority interest.

     In US GAAP, a minority interest may not exceed 50%. Media Planning Group is therefore not consolidated, resulting in the elimination of the corresponding Gross Income and other P&L items down to and including the minority interest. The 45% share of Media Planning Group's net income which is attributable to Havas Advertising is represented as an equity from affiliates item.

     (Euro) million

Accounting Adjustments
--------------------------------------------------------------------------------

4.   Acquisition Earn-Out / Buy-Out payments

     Gross Income       -

     Net Income         (16.9)

     Agreements entered into by Havas Advertising which provide for the acquisition of other companies typically have included "earn out" and "buy out" clauses, under which a portion of the acquisition price is paid out over time based on the financial performance of the acquired business.

     Under US GAAP, the portion of an earn out or buy out payment deemed to be conditioned upon the continued employment of the seller must be accrued as a compensation expense over the term of the earn out or buy out clause.

     Under French GAAP, earn out and buy out payments were accounted for by Havas Advertising as goodwill resulting from the purchase price. Consequently, under US GAAP, the cost of these earn out payments was required to be recharacterized as a compensation expense.

     This difference is technical and has no impact on cash flows. In the future Havas Advertising will attempt to negotiate acquisitions with the objective of differentiating purchase price from compensation while linking this price paid to actual future business performance.

     (Euro) million

Accounting Adjustments
--------------------------------------------------------------------------------

5. Technical differences, some of which are expected to diminish as a result of convergence in accounting principles:

      -  Deferred tax recognition       Gross Income       -
                                        Net Income      (1.7)

      As from January 1, 2000, the French GAAP treatment of deferred tax assets changed. Prior to that date, Havas Advertising was able to credit the P&L when historical tax losses were utilized. Havas Advertising has now adopted the same method as applies under US GAAP in which the current year's tax liability is fully accrued in the P&L.

      -  Stock option accounting        Gross Income       -
                                        Net Income      (3.3)

      In the past, Havas Advertising was able to issue employee stock options at a discount to the market share price without recognising a charge to P&L. Beginning with the year 2000, Havas Advertising has abandoned this practice and will issue stock options 'at the money'.

      -  Others                         Gross Income      (1)
                                        Net Income      (8.9)

      Differences in accounting for Treasury Stock, Convertible Bonds, etc.

      (Euro) million

Accounting Adjustments
--------------------------------------------------------------------------------

6.   Circle.com

     Gross Income       33

     Net Income         -

     Under French GAAP, the 17% retained interest in Circle.com is represented as an equity in affiliate. Under US GAAP, circle.com is fully consolidated in the accounts of Snyder Communications, with the recognition of an 83% minority interest.

     (Euro) million

1999 Pro forma Financial Statements
--------------------------------------------------------------------------------

Havas Advertising + Snyder Communications

(Euro) million

                                                                                 Gross Income   Net Income
                                                                                 ------------   ----------
      1999 Pro forma French GAAP                                                      1773             72

      1.   Purchase Accounting in US GAAP vs Pooling in French                           -          (52.2)

      2.   New Accounting Treatment on Stock Options in acquired companies               -          (24.0)

      3.   Accounting for Media Planning Group                                        (130)             -

      4.   Acquisition Earn-Out/Buy-Out payments                                         -          (16.9)

      5. Technical differences, some of which are expected to diminish as a result of convergence in accounting principles:

               -  Deferred tax recognition                                               -           (1.7)

               -  Stock option accounting                                                -           (3.3)

               -  Others                                                                (1)          (8.9)

      6.   Circle.com                                                                   33              -

      1999 Pro forma US GAAP                                                          1675            (35)

           Discontinued Operations (Snyder)                                              -             11

      1999 Pro forma US GAAP in F-4                                                   1675            (24)

Resulting Shareholder Structure(1)
--------------------------------------------------------------------------------

% of issued shares

[Pie Chart]

Havas SA 12%

Former SNC Shareholders 36%

Treasury Stock 2%

Public and Institutional Shareholders 50%

----------
(1) Calculated as at 01/08/2000, on the basis of 91 984 267 ADS issued for Snyder acquisition and 162 738 740 issued Havas Advertising shares

Havas Advertising Investment Highlights
--------------------------------------------------------------------------------

      o     Creating the world's 4th largest communications group*

      o     Optimizing geographic footprint/product mix

      o     Balance and richness of client base

      o     Successful execution/integration of acquisitions

      o     Strong financial position to fund growth

      o Management stability and depth to support global growth and expansion

* Pro forma estimates including Snyder


60